 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578
PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 10 DATED APRIL 1, 2020
TO THE PROSPECTUS DATED APRIL 30, 2019
This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 30, 2019, Supplement No. 9 dated March 20, 2020, Supplement No. 8 dated March 4, 2020, Supplement No. 7 to our prospectus dated January 14, 2020, Supplement No. 6 to our prospectus dated November 22, 2019, Supplement No. 5 to our prospectus dated November 14, 2019, Supplement No. 4 to our prospectus dated August 15, 2019, Supplement No. 3 to our prospectus dated May 28, 2019, and Supplement No. 2 to our prospectus dated May 15, 2019. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this Prospectus Supplement No. 10 is to describe the following:
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the status of our initial public offering (the “Offering”);

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an update regarding the impact of the novel coronavirus (COVID-19) on our operations; and

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an update regarding the rate at which distributions accrue under our charter.

Status of this Offering
Our registration statement on Form S-11 for the Offering of  $550,000,000 of shares of Class K common stock, or K Shares, Class K-I common stock, or K-I Shares, and Class K-T common stock, or K-T Shares, consisting of up to $500,000,000 of K Shares, K-I Shares and K-T Shares in our primary offering and up to $50,000,000 of K Shares, K-I Shares and K-T Shares pursuant to our distribution reinvestment plan, or DRIP, was declared effective by the SEC, on August 14, 2018. As of March 27, 2020, we had accepted investors’ subscriptions for and issued approximately 2,068,515 K Shares, 625,599 K-I Shares, and 47,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $20,612,045, $5,820,306, and $475,500, respectively, for total gross proceeds in the primary portion of this Offering of approximately $26,907,851. As of March 27, 2020, we had issued approximately 5,884 K Shares, 6,100 K-I Shares and 439 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $55,899, $57,950 and $4,175, respectively.
As previously disclosed, we terminated our private offering of up to $150,000,000 in K Shares and Units (a “Unit” consists of four K Shares and one A Share) prior to the SEC effective date of our Registration Statement on August 14, 2018. At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 shares of Class A common stock, or A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $2,190,000 in A Shares pursuant to a private placement pursuant to Section 4(a)(2) of the Securities Act.
Therefore, as of March 27, 2020, we had received total gross proceeds of approximately $44,798,630 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.
Update Regarding the Novel Coronavirus (COVID-19)
The following information supplements and should be read in conjunction with the updates provided in Supplement No. 9 regarding the novel coronavirus (COVID-19) pandemic:
The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of certain travel and hospitality. We have implemented cost elimination and efficiency initiatives at each of our hotels by reducing labor costs and tempering certain services and amenities. The COVID-19 outbreak and associated responses could negatively impact future hotel revenues and operations at our properties, which could result in a material impact to our future results of operations, cash flows and financial condition. We believe that cash and restricted cash on hand, cash generated from operations, proceeds from our offering and borrowings from other sources, including advances from our sponsor, if necessary, will be sufficient to meet our anticipated cash needs for at least the next 12 months from March 30, 2020.
As a result of COVID-19, the New Hanover County North Carolina Board of Commissioners instituted a State of Emergency effective March 28, 2020. Accordingly, as a result of this declaration, our Springhill Suites hotel located in Wilmington, NC was instructed to close effective March 30, 2020 and will remain closed until April 13, 2020 unless such declaration is extended or rescinded.
Update Regarding Distributions
The following information supplements and should be read in conjunction with all discussions regarding the accrual of distributions under our charter:
On March 3, 2020, our stockholders approved to amend our charter (1) to increase the rate at which cash distributions on K Shares, K-I Shares and K-T Shares automatically accrue under our charter from 6% to 7% per annum of the K Share Distribution Base of such K Share, K-I Share Distribution Base of such K-I Share and K-T Share Distribution Base of such K-T Share, respectively, and (2) to increase the maximum rate at which distributions on A Shares may be authorized by our board of directors and declared by us from 6% to 7% of the stated value of an A Share ($10.00) from income and cash flow from ordinary operations on a cumulative basis. The changes pursuant to the Articles of Amendment to our charter are effective beginning with distributions that accrue on March 31, 2020.